LIBERTY STAR URANIUM & METALS CORP.

5610 E. Sutler Lane

Tucson, Arizona 85712

(520) 731-8786

November 20, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Liberty Star Uranium & Metals Corp.
Request for Withdrawal of Post-Effective Amendment No. 2 to Registration Statement on Form S-1
File No. 333-209076

Ladies and Gentlemen:

Liberty Star Uranium & Metals Corp. (the “Company”), hereby respectfully requests that the Company’s Post-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-1 (Registration Statement No. 333-209076) (which registered for resale securities of an “equity line” financing arrangement), and all exhibits thereto, as filed with the Securities and Exchange Commission on September 29, 2017 (the “Post-Effective Amendment”), be withdrawn effective immediately pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Company wishes to withdraw the Post-Effective Amendment in light of the fact that the Company’s common stock is now quoted only on the OTC Pink marketplace, and in response to the letter from the Securities and Exchange Commission to James A. Briscoe, the Company’s Chief Executive Officer, dated October 17, 2017. The Company intends to re-file a post-effective amendment after the Company’s common stock is re-quoted on the OTC Bulletin Board. The Post-Effective Amendment has not been declared effective and no securities of the Company were sold pursuant to the Post-Effective Amendment.

Very truly yours,

LIBERTY STAR URANIUM & METALS CORP.

By:	/s/ James Briscoe
James Briscoe
President, Chief Executive Officer, Chief Financial Officer and Chairman of the Board